UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04052559

December 19, 2004

Stuart S. Moskowitz
Senior Counsel
International Business Machines Corporation
New Orchard Road
Armonk, NY 10504

Act: 1934
Section:
Rule: 14A-8
Public Availability: 12/19/2004

Re: International Business Machines Corporation
Incoming letter dated November 17, 2004

Dear Mr. Moskowitz:

This is in response to your letter dated November 17, 2004 concerning the shareholder proposal submitted to IBM by James J. Mangi. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: James J. Mangi
21 Rockwell Rd.
Bethel, CT 06801

5 1143

IBM

Office of the Vice President
Assistant General Counsel

New Orchard Road
Armonk, NY 10504

November 17, 2004

Securities and Exchange Commission
Office of Chief Counsel
Department of Corporation Finance
450 Fifth Street, N.W., Judiciary Plaza
Washington, D.C. 20549

Subject: IBM Proxy Statement – James J. Mangi – Untimely Filing

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this letter together with an e-mail letter from Mr. James Mangi (the "Proponent") dated November 9, 2004 (at 3:18 p.m.) attaching a stockholder proposal relating to IBM's executive compensation policies (the "Proposal"). The 3 page e-mail submission is attached hereto as Exhibit A.

IBM believes the Proposal may properly be omitted from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 26, 2005 (the "2005 Annual Meeting") because it is untimely. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(e) BECAUSE OF ITS UNTIMELY SUBMISSION BY THE PROPONENT

With respect to a proposal submitted for a regularly scheduled annual meeting, Rule 14a-8(e)(2) provides that the proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. The Company's proxy statement for its 2004 annual meeting was dated and released on March 8, 2004. Pursuant to Rule 14a-8(e)(1), the Company's proxy statement for its 2004 annual meeting informed stockholders that proposals for the 2005 annual meeting had to be received by the Company no later than 5:00 p.m. on November 8, 2004 to be considered for inclusion in the Company's 2005 proxy statement. (See Exhibit B).

Under this Rule, the subject Proposal, being both sent by the Proponent after the November 8 deadline, and received by the Company after the November 8 deadline, was untimely. The e-mail in this case was both sent and received on November 9, 2004. The Proposal may therefore be excluded from the Company's proxy materials for its 2005 annual meeting as untimely. See e.g. <u>Sarah Lee Corporation</u> (August 9, 2004)(proposal late on its face excluded);

General Electric Company (March 16, 2004)(to same effect); IBM Corporation (March 6, 2003)(to same effect).

In this connection, the Staff has made it very clear that it will strictly enforce the deadline for the submission of proposals without inquiring as to reasons for failure to meet the deadline, even if a proposal is submitted only one day late. Thomas Industries Inc. (January 15, 2003) (1 day late); Hewlett-Packard Company (November 27, 2000)(proposal dated September 21, 2000 excluded as tardy when company's receipt deadline was September 20, 2000). The instant Proposal is no different. It was tardy, having been sent by the Proponent, and received by IBM, after our November 8 deadline.

In sum, based upon long-standing staff precedent, IBM respectfully requests your advice that the staff will not recommend any enforcement action to the Commission if the instant Proposal is omitted from IBM's proxy materials being prepared for the 2005 Annual Meeting pursuant to Rule 14a-8(e). By copy of this letter, we are so advising the Proponent. If there are any questions relating to this submission, please contact the undersigned at 914-499-6148. Thank you for your interest and attention in this matter.

Very truly yours,

Stuart S. Moskowitz
Senior Counsel

cc: James J. Mangi
21 Rockwell Road
Bethel, CT 06801

Exhibit A

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2005 Proxy Statement pursuant to Rule 14a-8

"Jim Mangi" <james.mangi@snet.net> on 11/09/2004 03:18:09 PM

Please respond to "Jim Mangi" <jjm2001@attglobal.net>

To: Stuart Moskowitz/Armonk/IBM@IBMUS
cc:
Subject: Stockholder Resolution

November 09, 2004

Mr. Daniel E. O'Donnell
Office of the Corporate Secretary
International Business Machines Corporation
New Orchard Road
Armonk, New York 10504

Dear Mr. O'Donnell:

Pursuant to my rights under rule 14(a)-8 of the U.S. Securities and Exchange Commission's proxy regulations, I hereby submit the enclosed shareholder proposal for inclusion in the International Business Machines Corporation ("IBM") proxy statement for the 2004 annual meeting.

I am the beneficial owner of shares of IBM common stock having a market value in excess of $2,000 which have been held for over a year from this date. My IBM stock is held in the Employee Stock Purchase Plan (Acct. No. 11996-79702). I intend to hold my IBM stock through the date of the 2004 annual meeting of shareholders. I, or a designated representative, will present the proposal for consideration at the annual meeting of shareholders.

Sincerely,

James J Mangi
21 Rockwell Rd.
Bethel, CT 06801

Enclosure

Shareholder resolution:

Resolved: the stockholders request:

(1) a special review of IBM's executive compensation policies to determine whether they create an undue incentive to make short-sighted decisions, by linking the compensation of senior executives to measures of performance that include net earnings, cash flow and earnings-per-share; and

(2) a report to the stockholders that summarizes the scope of the review, any recommendations made, and any action taken.

Supporting Statement

IBM uses net earnings, cash flow and earnings-per-share as one or more of the factors that determine bonus awards and incentive pay. In my opinion, this creates an undue incentive for executives to make short-sighted decisions that may boost short term earnings, even if the long term consequences may be detrimental to the Company and its shareholders.

One example of the need for a special review of compensation policies is IBM's role in exporting American jobs "to get cheaper employees an ocean away." USA Today (Aug. 5, 2003). Time reports that some managers of American companies "believe they can cut their overall costs 25% to 40%" merely "by taking advantage of lower wages overseas." (Aug. 4, 2003).

This huge difference in wage rates has created an enormous temptation for executives to export jobs, whether or not it may make sense in the long run. One business consultant declared that "many, many clients" have delivered "an edict from the top" that "you will send X amount of dollars or people offshore." Lou Dobbs Show (Sept. 22, 2003).

In the case of IBM, I believe this temptation is greatly exacerbated by the criteria that are used to determine the bonus awards and incentive pay of senior executives. These criteria give executives a personal incentive to export jobs because higher earnings within one to three year "performance periods" may mean higher executive pay.

The problem with this scenario is the possibility that executives will be rewarded for exporting jobs before it becomes apparent that the move was short-sighted. For example, Business Week has reported that "many companies [have] ended up repatriating manufacturing and design work because they felt they were losing control of core businesses or found them too hard to coordinate." (Feb. 3, 2003). Other potential costs include reduced employee morale and the development of foreign competition.

In March of 2003, IBM's Director of Global Employee Relations was asked if IBM was "trying to capture best practices or lessons learned" in exporting jobs. He responded:

> No . . . frankly . . .the answer is 'offshoring - what is the question?' So . . . the approach and strategy here really has to crystallize as we decide what it is that is going to be moved, and what are the implications...

In my opinion, this answer reflects a decision-making process that may prove to be myopically short-sighted.

I believe compensation decisions should look beyond reported earnings to consider both the quality of earnings and the quality of executive decision-making. The proposed actions would be a step in that direction.

Exhibit B

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2005 Proxy Statement pursuant to Rule 14a-8

International Business Machines Corporation

ARMONK, NEW YORK 10504
MARCH 8, 2004

NOTICE OF MEETING

The Annual Meeting of Stockholders of International Business Machines Corporation will be held on Tuesday, April 27, 2004, at 10 a.m., in the Rhode Island Convention Center, One Sabin Street, Providence, Rhode Island 02903. The items of business are:

1. Election of directors for a term of one year.

2. Ratification of the appointment of PricewaterhouseCoopers LLP as independent accountants.

3. Ratification of the appointment of Ernst & Young LLP as independent accountants for the Company's Business Consulting Services unit.

4. Approval of Long-Term Incentive Performance Terms for Certain Executives.

5. Such other matters, including 8 stockholder proposals, as may properly come before the meeting.

These items are more fully described in the following pages, which are hereby made a part of this Notice. Only stockholders of record at the close of business on February 27, 2004 (the "Record Date"), are entitled to vote at the meeting, or any adjournment thereof. Stockholders are reminded that shares cannot be voted unless the signed proxy card is returned, shares are voted over the Internet or by telephone, or other arrangements are made to have the shares represented at the meeting.

Daniel E. O'Donnell

Daniel E. O'Donnell
Vice President and Secretary

Admission to the Annual Meeting will be on a first-come, first-served basis and an admission ticket and picture identification will be required to enter the meeting. For stockholders of record, an admission ticket is attached to the proxy card sent with this Proxy Statement. Stockholders holding stock in bank or brokerage accounts can obtain an admission ticket in advance by sending a written request, along with proof of ownership (such as a brokerage statement), to our transfer agent at the address listed below. An individual arriving without an admission ticket will not be admitted unless it can be verified that the individual is an IBM stockholder as of the Record Date for the meeting. Cameras, cell phones, recording equipment and other electronic devices will not be permitted at the meeting.

This Proxy Statement and the accompanying form of proxy card are being mailed beginning on or about March 8, 2004, to stockholders entitled to vote. The IBM 2003 Annual Report, which includes consolidated financial statements, is being mailed with this Proxy Statement. Stockholders of record who did not receive an annual report or who previously elected not to receive an annual report for a specific account may request that IBM mail its 2003 Annual Report to that account by writing to our transfer agent, EquiServe Trust Company, N.A., P.O. Box 43072, Providence, R.I. 02940 or by telephoning 781-575-2727.

STOCKHOLDER PROPOSALS

Stockholder proposals may be submitted for inclusion in IBM's 2005 proxy material after the 2004 Annual Meeting but must be received no later than 5 p.m. EST on November 8, 2004. Proposals should be sent via registered, certified, or express mail to: Office of the Secretary, International Business Machines Corporation, New Orchard Road, Armonk, N.Y. 10504.

Management carefully considers all proposals and suggestions from stockholders. When adoption is clearly in the best interest of the Company and stockholders, and can be accomplished without stockholder approval, the proposal is implemented without inclusion in the proxy material.

Examples of stockholder proposals and suggestions that have been adopted over the years include stockholder ratification of the appointment of independent accountants, improved procedures involving dividend checks and stockholder publications, and changes or additions to the proxy material concerning such matters as abstentions from voting, appointment of alternative proxy, inclusion of a table of contents, proponent disclosure, and secrecy of stockholder voting.

The IBM Board of Directors opposes the following proposals for the reasons stated after the proposals.

5. STOCKHOLDER PROPOSAL ON CUMULATIVE VOTING

Management has been advised that Mrs. Evelyn Y. Davis, Watergate Office Building, 2600 Virginia Avenue, N.W., Suite 215, Washington, D.C. 20037, the owner of 200 shares, intends to submit the following proposal at the meeting:

RESOLVED: "That the stockholders of IBM, assembled in Annual Meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps to provide for cumulative voting in the election of directors, which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate, or any two or more of them as he or she may see fit."

REASONS: "Many states have mandatory cumulative voting, so do National Banks."

"In addition, many corporations have adopted cumulative voting."

"Last year the owners of 301,202,401 shares, representing approximately 30.5% of shares voting, voted **FOR** this proposal."

"If you AGREE, please mark your proxy **FOR** this resolution."

The IBM Board of Directors unanimously recommends a vote AGAINST this proposal.

IBM, like most other major corporations, provides that each share of common stock is entitled to one vote for each nominee for Director. The Board of Directors believes that this approach produces a Board that will represent the interests of the Company's stockholders as a whole rather than the interests of any particular group. In contrast, cumulative voting, as suggested by the Proponent, would enable stockholders representing less than a majority of all shares to elect a director to represent their own particular interests. This could result in a Board of Directors on which each director advocates the positions of the group responsible for his or her election, rather than the positions that are in the best interest of the Company and IBM stockholders as a whole. The Board believes that changing the current voting procedure is not advisable. ***The Board therefore unanimously recommends a vote AGAINST this proposal.***

6. STOCKHOLDER PROPOSAL ON PENSION AND RETIREMENT MEDICAL

Management has been advised that Mr. James Leas, 37 Butler Drive, South Burlington, VT 05403, the holder of 408 shares, on behalf of himself and 191 co-filers of the proposal, whose names, addresses and IBM stockholdings are available upon request, intends to submit the following proposal at the meeting:

Stockholders ask the Board to adopt the following policy:

> Age discrimination in retirement policies will be ended by allowing all employees, regardless of age, to choose the promised pension and retirement medical insurance under the terms in effect before IBM adopted changes in 1995 and 1999.

On July 31, 2003, a Federal District Court in Illinois ruled that the cash balance pension plan IBM adopted in 1999 and an earlier plan IBM adopted in 1995 both violated federal retirement law because they discriminated on the basis of age.

The *Wall Street Journal* reported the next day that "potentially, IBM could have to recalculate benefits for 130,000 employees and retirees, paying most of them more." However, the Journal also reported that "the impact" of the decision "to IBM's near-term operating cash flow would be negligible, because [IBM] would pay the benefits from its well-funded pension plan. Indeed, the company filings say an adverse ruling would be immaterial."

Countering Bush Administration plans to overturn this federal court ruling, on September 9, 2003, Congress overwhelmingly passed an amendment introduced by Congressman Bernie Sanders to prevent federal funds from being so used.

The changes IBM implemented in 1999 created an unprecedented groundswell of dissent among IBM employees. Covered by national media, employee meetings around the country led to

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 19, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Business Machines Corporation
Incoming letter dated November 17, 2004

The proposal relates to IBM's executive compensation policies.

There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(e)(2) because IBM received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Robyn Manos
Special Counsel